

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via E-mail
William J. Kelley, Jr.
Senior Vice President, Controller and Chief Accounting Officer
The Hillshire Brands Company
400 South Jefferson Street
Chicago, Illinois 60607

Re: The Hillshire Brands Company
Form 10-K for the Fiscal Year ended June 29, 2013
Filed August 23, 2013
File No. 001-03344
Response letter dated February 21, 2014

Dear Mr. Kelley:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 29, 2013

Exhibit 13 - Annual Report

Financial Statements

Note 19 – Business Segment Information, page 63

1.   We have read your response to prior comment two pertaining to your identification of reportable business segments. We understand that you have identified your CEO as your CODM, although you acknowledge that he "...leads the Company with a supporting senior leadership team ("SLT") that assists in providing input and driving the performance of the Company." You further clarify by stating that "the CEO utilizes inputs from the SLT to evaluate performance." Please describe the nature and form of this input. Additionally, explain the extent to which the input pertains to your seven key

brands, and includes any combination of operating metrics, budgets or targets, related to sales, costs or market share.

2.   We note that disclosure regarding your Annual Incentive Plan ("AIP") appearing on page 25 of the Definitive Proxy Statement that you filed on September 12, 2013 indicates your AIP includes a component based on a "target performance level" of sales for each of your seven key brands (Market Share Increase) and that such measures, along with other measures underlying other components of your AIP, are typically the same as those included in your Annual Operating Plan. Tell us the extent to which target performance levels for each of the seven key brands are included in the Annual Operating Plan.

3.   Please describe for us, in reasonable detail, the nature and extent of involvement of your CEO and members of the SLT in preparing the Annual Operating Plan, including their roles in developing any target performance levels of sales for each of your seven key brands. As part of your response, describe the process by which your Annual Operating Plan is developed and approved, including the process through which target performance levels of sales for your seven key brands are established. Additionally, provide us with copies of your 2013 and 2014 Annual Operating Plans as supplemental information.

4.   Given your response to prior comment two, stating that your CEO "retains ultimate authority and responsibility for resource allocation and performance assessment," please clarify the extent to which this includes the process of formulating target performance levels for the seven key brands, and measuring actual results and providing incentive compensation based on brand performance relative to these metrics. As the AIP appears to entail resource allocation based on performance of the brands, please explain to us how this aspect of your operations is encompassed in the role of the CODM and how it is considered as a factor in identifying your operating segments.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                    Sincerely,

                                    /s/ Karl Hiller

                                    Karl Hiller
                                    Branch Chief